# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STARZ ENTERTAINMENT CORP /CN/, CIK 0000929351
CUSIP: 855919106
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 1647 STEWART ST., SANTA MONICA, California (CA), 90404
Date of event which requires filing of this statement: 04/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000927971-26-000060
Filed by CIK 0000927971

## Reporting persons
- Bank of Montreal: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Unknown (XX); sole voting power 100; shared voting power 0; 0% of the class
- BMO FINANCIAL CORP.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 100; shared voting power 0; 0% of the class
- BMO CAPITAL MARKETS CORP.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 100; shared voting power 0; 0% of the class
- BMO FAMILY OFFICE, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; 0% of the class

## Item 1. Issuer
Name of issuer: STARZ ENTERTAINMENT CORP /CN/
Address of issuer's principal executive offices:
1647 STEWART ST., SANTA MONICA, CALIFORNIA
90404

## Item 2. Person Filing
Name of person filing:
Bank of Montreal

BMO FINANCIAL CORP.

BMO CAPITAL MARKETS CORP.

BMO FAMILY OFFICE, LLC
Address of principal business office or, if none, residence:
1 First Canadian Place
Toronto, Ontario, Canada
M5X1A1
Citizenship:
Bank of Montreal - UNKNOWN

BMO FINANCIAL CORP. - DELAWARE

BMO CAPITAL MARKETS CORP. - DELAWARE

BMO FAMILY OFFICE, LLC - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote:
Bank of Montreal - 100

BMO FINANCIAL CORP. - 100

BMO CAPITAL MARKETS CORP. - 100

BMO FAMILY OFFICE, LLC - 0
Shared power to vote or to direct the vote:
Bank of Montreal - 0

BMO FINANCIAL CORP. - 0

BMO CAPITAL MARKETS CORP. - 0

BMO FAMILY OFFICE, LLC - 0
Sole power to dispose or to direct the disposition:
Bank of Montreal - 0

BMO FINANCIAL CORP. - 0

BMO CAPITAL MARKETS CORP. - 0

BMO FAMILY OFFICE, LLC - 0
Shared power to dispose or to direct the disposition:
Bank of Montreal - 0

BMO FINANCIAL CORP. - 0

BMO CAPITAL MARKETS CORP. - 0

BMO FAMILY OFFICE, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Documents.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bank of Montreal: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/06/2026)
- BMO FINANCIAL CORP.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/06/2026)
- BMO CAPITAL MARKETS CORP.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/06/2026)
- BMO FAMILY OFFICE, LLC: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/06/2026)
Comment: Attached documents failed validation on initial submission, Accession Number 0000927971-26-000062.